EXHIBIT 4.5

NICHOLAS FINANCIAL, INC.

EQUITY INCENTIVE PLAN

RESTRICTED STOCK AWARD

[Name]

[Address]

Dear                                         :

You have been granted a Restricted Stock award for shares of common stock of Nicholas Financial, Inc. (the “Company”) under the Nicholas Financial, Inc. Equity Incentive Plan (the “Plan”) with the following terms and conditions:

Grant Date:	, 200

Number of Restricted Shares:	Shares

Vesting Schedule:

                     percent (             %) of your Restricted Shares will vest on each of the first                      anniversaries of the Grant Date.

If your employment or service terminates prior to the date your Restricted Shares are vested as a result of death or Disability, or if the Company terminates your employment for other than Cause, your Restricted Shares will become fully vested on the date of such termination. In addition, upon a Change of Control, all of your Restricted Shares will become fully vested.

Upon any other termination of employment or service, you will forfeit the Restricted Shares that have not yet vested.

[Issuance of Certificates][Escrow]:

[Issuance:] The Company will issue in your name certificate(s) evidencing your Restricted Shares as soon as practicable following your execution of this Award. In addition to any other legends placed on the certificate(s), such certificate(s) will bear the following legend:

“The sale or other transfer of the Shares represented by this certificate, whether voluntary or by operation of law, is subject to restrictions set forth in a Restricted Stock Award agreement, dated as of ______________________, by and between Nicholas Financial, Inc. and the registered owner hereof. A copy of such agreement may be obtained from the Secretary of Nicholas Financial, Inc.”

Upon the vesting of the Restricted Shares, you will be entitled to a new certificate for the Shares that have vested, without the foregoing legend, upon making a request for such certificate to the Secretary of the Company.

[Escrow:] Your Restricted Shares will be held in escrow by the Company, as escrow agent. The Company will give you a receipt for the Shares held in escrow that will state that the Company holds such Shares in escrow for your account, subject to the terms of this Award, and you will give the Company a stock power for such Shares duly endorsed in blank which will be used in the event such Shares are forfeited in whole or in part. As soon as practicable after the vesting date, the Restricted Shares will cease to be held in escrow, and certificate(s) for such number of Shares will be delivered to you or, in the case of your death, to your estate.

Transferability of Restricted Shares:	You may not sell, transfer or otherwise alienate or hypothecate any of your Restricted Shares until they are vested. In addition, by accepting this Award, you agree not to sell any Shares acquired under this Award at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale.

Voting and Dividends:	While the Restricted Shares are subject to forfeiture, you may exercise full voting rights and will receive all dividends and other distributions paid with respect to the Restricted Shares, in each case so long as the applicable record date occurs before you forfeit such Shares. If, however, any such dividends or distributions are paid in Shares, such Shares will be subject to the same risk of forfeiture, restrictions on transferability and other terms of this Award as are the Restricted Shares with respect to which they were paid.

Tax Withholding:	To the extent that the receipt of the Restricted Shares or the vesting of the Restricted Shares results in income to you for Federal, state or local income tax purposes, you shall deliver to the Company at the time the Company is obligated to withhold taxes in connection with such receipt or vesting, as the case may be, such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations, and if you fail to do so, the Company has the right and authority to deduct or withhold from other compensation payable to you an amount sufficient to satisfy its withholding obligations. If you do not make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, in connection with this Award, you may satisfy the withholding requirement, in whole or in part, [if escrow: by electing to have the Company withhold for its own account that number of Restricted Shares otherwise deliverable to you from escrow hereunder on the date the tax is to be determined] [if issue: by electing to deliver to the Company that number of Restricted Shares (that would otherwise be vested on the date the tax is determined)] having an aggregate Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that the Company must withhold in connection with the vesting of such Shares. Your election must be irrevocable, in writing, and submitted to the Secretary of the Company before the applicable vesting date. The Fair Market Value of any fractional Share not used to satisfy the withholding obligation (as determined on the date the tax is determined) will be paid to you in cash.

Miscellaneous:

•      This Restricted Stock Award may be amended only by written consent signed by you and the Company, unless the amendment is not to your detriment.

•      As a condition of the granting of this Award, you agree, for yourself and your legal representatives or guardians, that this Agreement shall be interpreted by the Committee and that any interpretation by the Committee of the terms of this Agreement and any determination made by the Committee pursuant to this Agreement shall be final, binding and conclusive.

•      This Agreement may be executed in counterparts.

This Restricted Stock Award is granted under and governed by the terms and conditions of the Plan. Additional provisions regarding your Award and definitions of capitalized terms used and not defined in this Award can be found in the Plan.

BY SIGNING BELOW AND ACCEPTING THIS RESTRICTED STOCK AWARD, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED HEREIN AND IN THE PLAN. YOU ALSO ACKNOWLEDGE RECEIPT OF THE PLAN AND THE

PROSPECTUS DESCRIBING THE PLAN.

Authorized Officer	Recipient

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